Exhibit 4.19

DESCRIPTION OF LADDER CAPITAL CORP’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Ladder Capital Corp, a Delaware corporation (“we,” “our” or the “Company”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock.

The following is a summary description of our Class A common stock and does not purport to be complete. For a complete description of our Class A common stock, please refer to our Second Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”), and Amended and Restated Bylaws (our “Bylaws”). This summary description is qualified in its entirety by reference to these documents, each of which is included as an exhibit to the Annual Report on Form 10-K to which this exhibit is a part, and the text of the relevant provisions of the General corporation Law of the State of Delaware (the “DGCL”).

Authorized Capitalization

Our authorized capital stock consists of 600,000,000 shares of Class A common stock, par value $0.001 per share, 100,000,000 shares of Class B common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. The number of authorized shares of any class may be increased or decreased by an amendment to our Certificate of Corporation approved by our board of directors and by a majority of voting shares voted on the issue at a meeting at which a quorum exists.

Class A Common Stock

Voting Rights

Holders of shares of Class A common stock are entitled to one vote per share on all matters on which stockholders generally are entitled to vote. Holders of our Class B common stock vote together with holders of our Class A common stock on all such matters. Our stockholders do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share, dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock.

Liquidation Rights

Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters

The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us.

Calling of Special Meetings of Stockholders

Our Bylaws provide that special meetings of our stockholders may be called at any time only by the chief executive officer or the board of directors.

Stockholder Action by Written Consent

Our Certificate of Incorporation precludes stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our Bylaws allow the presiding chairman at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

Removal of Directors; Vacancies

Our Certificate of Incorporation provides that directors may be removed only with cause and upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Bylaws provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Limitations on Liability and Indemnification of Officers and Directors

Subject to the limitations included in the DGCL, our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director.

Our Certificate of Incorporation and Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors' and officers' insurance providing coverage for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders

REIT-related Restrictions on the Ownership of and Ability to Transfer our Class A Common Stock.

Among other things, our Certificate of Incorporation provides that, subject to the exceptions and the constructive ownership rules described therein, no person may own, or be deemed to own, in excess of (i) 9.8% in value of the outstanding shares of all classes or series of our capital stock or (ii) 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class of our common stock, or such other percentage determined by the board of directors in accordance with our Certificate of Incorporation.

In addition, our Certificate of Incorporation prohibits (i) any person from transferring shares of our capital stock if such transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons, and (ii) any person from beneficially or constructively owning shares of our capital stock if such ownership would result in us failing to qualify as a REIT.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty; (c) any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

New York Stock Exchange Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LADR.”